Your Vote Can Make A Difference

What to do now:

1.             Read the enclosed proxy statement.

2.             Review the voting instructions provided.

3.             VOTE!

Three easy ways to vote:

1. Call the toll-free number on your proxy ballot card from a touch-tone telephone.

2. Log on to www.proxyvote.com.

3. Mail your completed proxy ballot card in the enclosed postage-paid envelope.

Voting by phone or Internet is available 24 hours a day, 7 days a week

The Board of Trustees of the Dryden Municipal Bond Fund is recommending that the Insured Series of the Dryden Municipal Bond Fund (Dryden Insured Fund) merge with the Dryden National Municipals Fund, Inc. (Dryden National Fund). In addition to the accompanying materials, this packet provides information about the proposed merger. The Board recommends you vote to approve the proposal.

Please read the enclosed materials and vote your shares as soon as possible. The three methods for voting your shares are noted above to make it as easy as possible for you. We appreciate your quick response as it will help us minimize communication costs.

Continued

What’s Inside

Answers to your questions about the merger proposal	2–4
Supplements to the prospectus	5–9

Answers to questions about proposed changes to the Dryden Insured Fund should be reviewed along with the enclosed proxy materials.

What proposal am I being asked to vote on?

Shareholders of the Dryden Insured Fund are being asked to approve a proposal to merge the Dryden Insured Fund into the Dryden National Fund.

Why is the Board proposing the merger?

At a Board meeting held on November 5-7, 2008, Prudential Investments LLC, the investment manager for both the Dryden Insured Fund and the Dryden National Fund, advised the Board that, as of August 31, 2008, the Dryden Insured Fund had net assets of approximately $188 million while the Dryden National Fund had assets of approximately $693 million. By merging the Dryden Insured Fund into the Dryden National Fund, Fund shareholders would enjoy a greater asset base over which Fund expenses may be spread. In recommending approval of the merger to the Board, the Manager emphasized that: (i) the Dryden National Fund had a lower historical net annualized operating expense ratio than the Dryden Insured Fund; (ii) based upon current asset levels, the current effective investment management fee rate for the Dryden National Fund is lower than that of the Dryden Insured Fund; and (iii) the historical investment performance of the Dryden National Fund within its Lipper category generally has been stronger than that of the Dryden Insured Fund within its Lipper category.

How may I benefit from this change?

Dryden Insured Fund shareholders are expected to realize reductions in net operating expense ratios and a lower effective investment management fee rate as result of the consummation of the merger. In addition, recent ratings downgrades of a number of municipal bond insurers have, in part, resulted in a reduction in the issuance of insured municipal bonds and a decline in the benefits of investing in insured municipal bonds.

Do the Funds have similar investment objectives and policies?

The investment objective of the Dryden National Fund is to seek a high level of current income exempt from federal income taxes while the investment objective of the Dryden Insured Fund is to seek the maximum amount of income that is eligible for exclusion from federal income taxes consistent with the preservation of capital. No assurance can be given that the Funds will achieve their respective investment objectives. The primary difference between the Funds is that the Dryden Insured Fund must invest at least 80% of its investable assets in insured municipal bonds under normal circumstances while the Dryden National Fund is not required to invest in insured municipal bonds. With the exception of their policy regarding insured municipal bonds, the principal investment policies of the Dryden National Fund and the Dryden Insured Fund are similar in all material respects.

Who is the investment adviser and subadviser for the Funds?

Prudential Investments LLC serves as manager to the Dryden Insured Fund and the Dryden National Fund pursuant to a separate investment management agreement for the Funds. Prudential Investment Management, Inc. serves as the subadviser for the Funds.

How do the expenses of the Funds compare?

The following fee table provides information about the net fees and expenses attributable to class A shares of the Dryden Insured Fund and the Dryden National Fund for the twelve months ended August 31, 2008, and assuming the merger had taken place on August 31, 2008, the estimated post-merger net annualized fees and expenses attributable to the post-merger Dryden National Fund. The net fees and expenses shown below reflect the effect of a waiver of certain distribution and service (12b-1) fees. Future fees and expenses may be greater or less than those indicated below.

Dryden Insured Fund:	0.91%
Dryden National Fund:	0.91%
Post-Merger Dryden National Fund:	0.89% (expected)

Is the merger considered a taxable event for federal income tax purposes?

We do not expect the merger to result in adverse U.S. federal income tax consequences for either Fund or their shareholders. See the proxy statement and prospectus for more information.

How will you determine the number of shares I receive of the Dryden National Fund?

As of the close of business of the New York Stock Exchange (NYSE) on the transaction date, each whole and fractional share of each class of the Dryden Insured Fund will be exchanged for whole or fractional shares of equal dollar value of the corresponding class of the Dryden National Fund.

What if there are not enough votes to approve the merger by the scheduled shareholder meeting date?

If we do not receive enough votes to approve the merger by the time of the meeting, the meeting may be adjourned to permit further solicitation of proxy votes.

Can my broker vote on my behalf?

Under existing NYSE rules, brokers, banks, and other nominees are not expected to be entitled to vote Dryden Insured Fund shares with respect to the merger unless the beneficial owner gives specific instructions for the vote. However, the Dryden Insured Fund will forward proxy materials to brokers who are the record owners for beneficial owners. When a broker is unable to cast a vote because no specific instructions have been given but executes and returns an unvoted proxy ballot card, the resulting “broker non-vote” counts toward establishing a quorum for the meeting. If sufficient votes for a quorum have not been obtained, the Dryden Insured Fund may request that one or more brokers submit a specific number of broker non-votes in order to obtain a quorum. The Dryden Insured Fund will only request these broker non-votes if it believes that this action will result in sufficient shareholder votes to approve the proposal at the meeting. Consequently, shareholders who oppose the proposal should vote against it.

How many votes am I entitled to cast?

You may cast one vote for each share of the Fund you own on the record date, which is December 19, 2008.

How do I vote my shares?

You can vote your shares 24 hours a day, 7 days a week by telephone, by Internet at www.proxyvote.com, or by mail via the enclosed proxy ballot card. You can also vote your shares by attending the meeting. Please see the enclosed proxy materials for complete details.

How do I sign the proxy ballot card?

Individual accounts: Shareholders should sign exactly as their names appear on the account registration shown on the proxy ballot card. Joint accounts: Both owners must sign, and the signatures must conform exactly to the names shown on the account registration.

All other accounts: The person signing must indicate his or her role in the account. For example, a trustee for a trust should include his or her title when signing, such as “Jane Doe, Trustee,” or an authorized officer of a company should indicate his or her position with the company, such as “John Smith, President.”

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Every vote is important, whether your Fund holdings are large or small. Please review these materials and cast your vote by mail, Internet, or phone.